Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

5,680,000 Units	Pricing Date	November 20, 2007
STrategic Accelerated Redemption SecuritiesSM (the “Notes”)	Settlement Date	November 28, 2007
Linked to the S&P 500® Index	Maturity Date	November 30, 2009
Due November 30, 2009	CUSIP No.	59022Y642
$10 principal amount per unit
Term Sheet No. 2907

Merrill Lynch & Co., Inc

•        The Notes will be called at an amount equal to the $10 principal amount per unit plus the Call Premium of 12.06% per annum if the closing level of the S&P 500® Index on any observation date is equal to or greater than 100% of its starting value

•        A maturity of approximately 2 years

•        1-to-1 downside exposure to decreases in the level of the S&P 500® Index in excess of a Threshold Level with up to 90% of the principal amount at risk if the Notes are not called prior to maturity

•        No periodic interest payments

•        Approved for listing on AMEX under the symbol “SIT”

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement STR-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$56,800,000
Underwriting discount (1)	$.20	$1,136,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$55,664,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“STrategic Accelerated Redemption SecuritiesSM” is a service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

November 20, 2007

Summary

The STrategic Accelerated Redemption Securities Linked to the S&P 500® Index due November 30, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide for an automatic call of the Notes if the closing level of the S&P 500® Index (the “Index”) on any Observation Date is greater than or equal to the Starting Value of the Index, as determined on November 20, 2007, the date the Notes were priced for initial sale to th public (the “Pricing Date”). If the Notes are called on any Observation Date, you will receive an amount per unit (the “Call Amount”) equal to the $10 original public offering price of the Notes plus the applicable Call Premium. If your Notes are not called, the amount you will receive on the maturity date (the “Redemption Amount”) will not be greater than the original public offering price per unit and will be based on the direction of and percentage change in the level of the Index from the Starting Value of the Index, as determined on the Pricing Date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes. Investors also must be prepared to have their Notes called by us on any possible Observation Date.

Terms of the Notes	Determining Payment for the Notes

Automatic Call Provision:

The Notes will be automatically called on the fifth Business Day following an Observation Date if the closing level of the Index on such Observation Date is greater than or equal to the applicable Call Level. If the Notes are called, you will receive the Call Amount per unit applicable to such Observation Date which is equal to the $10 Original Public Offering Price plus the Call Premium.

STrategic Accelerated Redemption SecuritiesSM	TS-2

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations reflecting:

1) the Starting Value of 1,439.70, the closing level of the Index on the Pricing Date;

2) the Threshold Level of 1,295.73 (90% of the Starting Value);

3) the term of the Notes from November 28, 2007 to November 30, 2009;

4) the Call Premium of 12.06% of the $10 Original Public Offering Price per unit per annum; and

5) Observation Dates occurring on December 1, 2008, May 28, 2009 and November 20, 2009.

Examples

The Notes are Called on one of the Observation Dates

The Notes have not been previously called and the hypothetical closing level of the Index on the relevant Observation Date is equal to or greater than the Call Level. Consequently the Notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on December 1, 2008, the Call Amount per Unit will be:

$10.000 plus the Call Premium of $1.206 = $11.206 per Note.

Example 2

If the call is related to the Observation Date that falls on May 28, 2009, the Call Amount per Unit will be:

$10.000 plus the Call Premium of $1.809 = $11.809 per Note.

STrategic Accelerated Redemption SecuritiesSM	TS-3

Example 3

If the call is related to the Observation Date that falls on November 20, 2009, the Call Amount per Unit will be:

$10.000 plus the Call Premium of $2.412 = $12.412 per Note.

The Notes are not Called on any of the Observation Dates

Example 4

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the last Observation Date is not less than the Threshold Level of 1,295.73 (90% of the Starting Value). The Redemption Amount received at maturity per Note will therefore be $10.00

STrategic Accelerated Redemption SecuritiesSM	TS-4

Example 5

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the last Observation Date is less than the Threshold Level of 1,295.73 (90% of the Starting Value). The Redemption Amount you will receive at maturity will be less, and possibly significantly less, than the original $10.00 public offering price per Note.

If the Ending Value is 1,197.40, or 83.17% of the Starting Value, the payment at maturity will be:

$10 + [$10 x (1,197.40-1,295.73)/1,439.70]=$9.32 per Note

Summary of the Hypothetical Examples

Notes are Called on an Observation Date	Observation Date on December 1, 2008	Observation Date on May 28, 2009	Observation Date on November 20, 2009

Starting Value	1,439.70	1,439.70	1,439.70

Call Level:	1,439.70	1,439.70	1,439.70

Hypothetical closing value of the Index on the Observation Date	1,648.89	1,559.91	1,481.88

Return of the Index (excluding any dividends)	14.53%	8.35%	2.93%

Return of the Notes	12.06%	18.09%	24.12%

Call Amount per Unit	$11.206	$11.809	$12.412

Notes are Not Called on any Observation Date	Ending Value exceeds the Threshold Level	Ending Value does not exceed the Threshold Level

Starting Value	1,439.70	1,439.70

Hypothetical Ending Value	1,376.35	1,197.40

Threshold Level	1,295.73	1,295.73

Is the hypothetical Ending Value less than the Threshold Level?	No	Yes

Return of the Index (excluding any dividends)	-4.40%	-16.83%

Return of the Notes	0.00%	-6.83%

Redemption Amount per Unit	$10.00	$9.32

STrategic Accelerated Redemption SecuritiesSM	TS-5

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	You will not receive a return on your Notes if the Notes are not called prior to maturity. In such event, your investment also may result in a loss.

•	Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return is limited to the Call Premium.

•	Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Index.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•	The Index publisher may adjust the Index or any Index Component in a way that affects its level, and these respective publishers have no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return on the Notes.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the level of the Index will appreciate from the Starting Value to its closing level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

•

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Index from its Starting Value to the date on which the Notes are called.

•

You are willing to accept that the Notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10 Original Public Offering Price per unit.

•

You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases below the Threshold Level from the Starting Value to the Ending Value on the final Observation Date.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

•

You are willing to accept that there is no assurance that the Notes will remain listed on AMEX and that the listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•	You want to hold your Notes for the full term.

•	You anticipate that the level of the Index will depreciate from the Starting Value to the Ending Value.

•	You anticipate that the level of the Index will not be equal to or greater than the Starting Value on any Observation Date.

•	You are seeking 100% principal protection or preservation of capital.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

STrategic Accelerated Redemption SecuritiesSM	TS-6

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of the sale.

STrategic Accelerated Redemption SecuritiesSM	TS-7

The Index

The S&P 500 Index

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 31, 2007, 425 companies or 83.9% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange; 75 companies or 16.1% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and no companies traded on the American Stock Exchange. As of October 31, 2007, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 74% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index, with the approximate percentage of the market capitalization of the S&P 500 Index included in each group as of October 31, 2007 indicated in parentheses: Consumer Discretionary (9.0%); Consumer Staples (9.5%); Energy (11.8%); Financials (19.2%); Health Care (11.7%); Industrials (11.4%); Information Technology (17.0%); Materials (3.3%); Telecommunication Services (3.6%); and Utilities (3.4%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes. For more information on the S&P 500 Index, please see the section entitled “S&P 500 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the S&P 500 Index in the period from January 2002 through October 2007. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the S&P 500 Index was 1,439.70.

STrategic Accelerated Redemption SecuritiesSM	TS-8

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-2 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement STR-2) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale, Exchange or Redemption of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale, exchange or redemption of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or redemption and such U.S. Holder’s tax basis in the Note so sold, exchanged or redeemed. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale, exchange or redemption.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-2.

Experts

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting, included as Exhibit 99.1 in the Current Report on Form 8-K dated November 13, 2007 (“November 13, 2007 Form 8-K”) and the related financial statement schedule included in ML&Co.'s Form 10-K for the year ended December 29, 2006 are incorporated in this term sheet by reference, and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, the three-month and six-month periods ended June 29, 2007 and June 30, 2006, and the three-month and nine-month periods ended September 28, 2007 and September 29, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports for the quarters ended March 30, 2007, included as Exhibit 99.3 in the November 13, 2007 Form 8-K, June 29, 2007, included as Exhibit 99.2 in the November 13, 2007 Form 8-K, and September 28, 2007 included in ML&Co.’s Quarterly Reports on Form 10-Q (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

STrategic Accelerated Redemption SecuritiesSM	TS-9

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement STR-2 dated November 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507236240/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

STrategic Accelerated Redemption SecuritiesSM	TS-10